FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of August 2017

Commission file number 000-28884

Eltek Ltd.
 (Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-130611 and 333-123559.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Vice President, Finance and Chief Financial Officer

Dated:  August 14, 2017

Press Release

Eltek Reports 2017 Second Quarter Financial Results

•	Revenues of $7.5million in the second quarter of 2017
•	Gross profit of $134,000
•	Net loss of $1.1 million

PETACH-TIKVA, Israel, August 14, 2017 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today its financial results for the quarter ended June 30, 2017.

Mr. Yitzhak Nissan, Chairman of the Board and Chief Executive Officer, commented: "Our sales in the second quarter were $7.5 million, 14.6% lower than the second quarter of 2016, excluding Kubatronik. The decrease was primarily attributable to the continued competition in the local market and weakness in our global operations.

The Company is vigorously continuing the implementation of efficiency measures to its operating systems, which now support a higher sales rate relative to the rate prior to such implementation. Furthermore, the market is indicating a positive momentum with an increase in the frequency of incoming orders beginning this July. This increase includes a significant order from a governmental authority that we announced on July 24, 2017.

As previously released, we have enhanced our marketing and sales forces in Israel, Europe and the United States, alongside our efforts made to streamline expenses.

We are determined to bring the Company back to profitability in the near future. I believe that our actions to date, along with the renewal of manufacturing equipment that we are currently implementing, will assist us to reach these goals quickly and efficiently.

"When comparing the results to the second quarter and the first six months of 2017, please note that the operations of Kubatronik Leiterplatten GmbH were included in Eltek's results during the comparable period in 2016. Therefore, selected financial information is also presented on a proforma basis, excluding Kubatronik's results in 2016 (first six months and second quarter)," Mr. Nissan concluded.

Highlights of the Second Quarter of 2017

•	Revenues for the second quarter of 2017 were $7.5 million compared to $9.9 million in the second quarter of 2016 ($8.8 million excluding Kubatronik);

•
Gross profit was $134,000 (1.8% of revenues) compared to gross profit of $1.5 million (14.8% of revenues) in the second quarter of 2016 ($1.4 million or 16.3% of revenues excluding Kubatronik); The decrease in gross profit and gross profit margins reflects the decreased sales, while a significant portion of our cost of sales remained constant.

•	Operating loss was $1 million compared to operating profit of $244,000 in the second quarter of 2016 ($373,000 excluding Kubatronik);

•
Net loss was $1.1 million or $0.11 per fully diluted share compared to net profit of $213,000 or $0.02 per fully diluted share in the second quarter of 2016 ($327,000 or $0.03 per fully diluted share excluding Kubatronik);.

•	EBITDA amounted to $(583,000) compared to EBITDA of $754,000 in the second quarter of 2016 ($809,000 excluding Kubatronik);

•
Net cash used by operating activities amounted to $516,000 compared to net cash used by operating activities of $37,000 in the second quarter of 2016. The decline is mainly attributable to the operating results in this quarter.

•	Cash and cash equivalents as of June 30, 2017 were $792,000 compared to $894,000 as of June 30, 2016.

Highlights for the First Six Months of 2017

•	Revenues for the first six months of 2017 were $16 million compared to $19.7 million in the first six months of 2016 ($17.4 million excluding Kubatronik);

•	Gross profit was $619,000 (3.9% of revenues) compared to gross profit of $2.4 million (12.2% of revenues) in the first six months of 2016 ($2.2 million or 12.5% of revenues excluding Kubatronik);

•	Operating loss was $1.6 million compared to operating loss of $49,000 in the first six months of 2016 ($31,000 profit excluding Kubatronik);

•
Net loss was $1.9 million, or $0.19 per fully diluted share compared to net loss of $171,000, or $0.02 per fully diluted share in the first six months of 2016 ($82,000 or $0.01 per fully diluted share excluding Kubatronik);

•	EBITDA amounted to $(794,000) compared to EBITDA of $921,000 in the first six months of 2016 ($871,000 excluding Kubatronik);

•
Net cash used by operating activities amounted to $1.3 million compared to net cash provided by operating activities of $853,000 in the first six months of 2016. The decline is mainly attributable to the operating results in this period.

Conference Call

Today, Monday August 14, 2017 at 9:30 a.m. Eastern Time, Eltek will conduct a conference call to discuss the results. The call will feature remarks by Yitzhak Nissan, Chairman of the Board of Directors and Chief Executive Officer, Roberto Tulman, Deputy CEO and Chief Technology Officer and Amnon Shemer, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-888-668-9141
Israel:	03-9180610
International:	+972-3-9180610

                                  At:
                  9:30 a.m. Eastern Time
                  6:30 a.m. Pacific Time
                  16:30 p.m. Israel Time

A replay of the call will be available through the Investor Info section on Eltek’s corporate website at www.nisteceltek.com approximately 24 hours after the conference call is completed and will be archived for 30 days.

(Tables follow)

About Eltek

Eltek – "Innovation across the board", is a global manufacturer and supplier of technologically advanced solutions in the field of Printed Circuit Boards, and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek has ITAR, AS-9100 and NADCAP Electronics permits and its customers include top-of-the-line companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, and R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiaries, Eltek USA (100%) in North America and Kubatronik (79%) in Europe, and by agents and distributors in Europe, India, South Africa and South America.

For additional information, visit Eltek's web site at www.nisteceltek.com.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and includes some non-GAAP measures, such as EBITDA and proforma financial information. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. The non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses EBITDA to evaluate and manage its  internal operations and is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table below.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact:
Amnon Shemer
Chief Financial Officer
amnons@nisteceltek.com
+972-3-9395023

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016

Revenues	7,492	9,904	15,960	19,705
Costs of revenues	(7,358)	(8,442)	(15,341)	(17,305)

Gross profit	134	1,462	619	2,400

Selling, general and administrative expenses	(1,138)	(1,186)	(2,233)	(2,384)

R&D expenses, net	(15)	(32)	(34)	(64)

Operating profit (loss)	(1,019)	244	(1,649)	(49)

Financial expenses, net	(41)	(37)	(218)	(98)

Profit (loss) before other income, net	(1,060)	207	(1,867)	(146)

Other income, net	0	(0)	15	0

Profit (loss) before income tax expenses	(1,060)	207	(1,852)	(146)

Tax expenses	(27)	(25)	(50)	(48)

Net Profit (loss)	(1,087)	182	(1,901)	(194)

Net loss attributable to non controlling interest	0	(31)	0	(23)

Net Profit (loss) attributable to Eltek Ltd.	(1,087)	213	(1,901)	(171)

Earnings per share
Basic and diluted net gain (loss) per ordinary share	(0.11)	0.02	(0.19)	(0.02)

Weighted average number of ordinary shares
used to compute basic and diluted net gain (loss) per
ordinary share (in thousands)	10,143	10,143	10,143	10,143

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	June 30,	June 30,
	2017	2016
Assets

Current assets
Cash and cash equivalents	792	894
Receivables: Trade, net of provision for doubtful accounts	6,097	7,548
Other	171	222
Inventories	4,305	4,618
Prepaid expenses	394	227

Total current assets	11,759	13,509

Deferred taxes	0	1,066

Assets held for employees' severance benefits	55	49

Fixed assets, less accumulated depreciation	8,966	9,747

Intangible asset	355	301

Total assets	21,135	24,672

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	4,570	1,373
Accounts payable: Trade	5,382	5,778
Other	4,008	4,611

Total current liabilities	13,960	11,762

Long-term liabilities
Long term debt, excluding current maturities	1,692	2,423
Employee severance benefits	157	296

Total long-term liabilities	1,849	2,719

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 10,142,762	1,985	1,985
Additional paid-in capital	17,270	17,270
Cumulative foreign currency translation adjustments	2,408	2,037
Capital reserve	695	695
Accumulated deficit	(17,032)	(11,679)
Shareholders' equity	5,326	10,308
Non controlling interest	0	(117)
Total equity	5,326	10,191
Total liabilities and shareholders' equity	21,135	24,672

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

Non-GAAP EBITDA Reconciliations	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016

GAAP net Income (loss)	(1,087)	213	(1,901)	(171)
Add back items:

Financial expenses (income), net	41	37	218	98
Income tax expense	27	25	50	48
Depreciation and amortization	436	479	840	946
Adjusted EBITDA	(583)	754	(794)	921

Eltek Ltd.
Consolidated Statement of Cash flow
(In thousands US$, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016

Cash flows from operating activities:

Net Income (loss)	(1,087)	182	(1,901)	(194)

Adjustments to reconcile net loss to net
cash flows provided by operating activities:
Depreciation and amortization	436	479	852	946
Capital lose on disposal of fixed assets, net	-	-	(13)	-
Revaluation of long term loans	-	-	(0)	1
Decrease (increase) in Deferred Tax	(12)	7	3	14
	424	487	842	961

Decrease (increase) in trade receivables	1,152	(15)	209	575
Decrease (increase) in other receivables and prepaid expenses	(122)	(17)	(64)	18
Decrease (increase) in inventories	(154)	(232)	6	(106)
Increase (decrease) in trade payables	(735)	(435)	(206)	(354)
Increase (decrease) in other liabilities and accrued expenses	7	(11)	(176)	(49)
Increase (decrease) in employee severance benefits, net	(1)	5	(2)	3
	147	(706)	(233)	86

Net cash provided by operating activities	(516)	(37)	(1,292)	853

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2016	2015

Cash flows from investing activities:
Owners investment
Purchase of fixed assets	(70)	(238)	(161)	(330)
Purchase of Intangible asset	-	(14)	-	(21)
Net cash used in investing activities	(70)	(251)	(161)	(351)

Cash flows from financing activities:
Increase (decrease) in short- term credit	(1,020)	577	(161)	91
Increase (decrease) in short- term shareholder loan	1,430	-	1,430	-
Repayment of long-term loans from bank	(207)	(175)	(407)	(330)
Proceeds from long-term loans	131	-	167	-
Repayment of credit from fixed asset payables	(24)	(137)	(129)	(394)
Net cash provided by (used in) financing activities	309	265	901	(634)

Effect of translation adjustments	316	(20)	111	(12)

Net increase (decrease) in cash and cash equivalents	(237)	(44)	(441)	(144)

Cash and cash equivalents at beginning of the period	1,029	938	1,234	1,038
			-	-
Cash and cash equivalents at period end	792	894	792	894

Eltek ltd.
Proforma (Non-GAAP) Statements of Operations
(In thousands US$, except per share data)
Excluding Kubatronik's operation in 2016

	Solo		Solo
	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	Unaudited		Unaudited

Revenues	7,492	8,777	15,960	17,370
Costs of revenues	(7,358)	(7,347)	(15,341)	(15,206)

Gross profit	134	1,431	619	2,165

Research and development income, net	(15)	(32)	(34)	(64)

Selling, general and administrative expenses	(1,138)	(1,026)	(2,233)	(2,070)

Operating profit (loss)	(1,019)	373	(1,649)	31

Financial expenses, net	(41)	(21)	(218)	(65)

Profit (loss) before other income, net	(1,060)	352	(1,867)	(34)

Other income, net	0	0	15	0

Profit (loss) before income tax expenses	(1,060)	352	(1,852)	(34)

Income tax (expenses), net	(27)	(25)	(50)	(48)

Net Profit (loss)	(1,087)	327	(1,901)	(82)

Diluted net loss per ordinary share	(0.11)	0.03	(0.19)	(0.01)

Weighted average number of ordinary shares
used to compute diluted net loss per
ordinary share (in thousands)	10,143	10,143	10,143	10,143

Eltek ltd.
Proforma (Non-GAAP) Balance Sheets
(In thousands US$)
Excluding Kubatronik's operation in 2016

	June 30,
	2017	2016
	Unaudited
Assets

Current assets
Cash and cash equivalents	792	891
Receivables: Trade, net of provision for doubtful accounts	6,097	7,108
Other	171	1,287
Inventories	4,305	4,324
Prepaid expenses	394	227

Total current assets	11,759	13,837

Deferred taxes	0	1,066

Assets held for employees' severance benefits	55	49

Fixed assets, less accumulated depreciation	8,966	9,118

Investment		(440)

Intangible asset	355	301

Total assets	21,135	23,931

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	4,570	1,373
Accounts payable: Trade	5,382	5,366
Other	4,008	4,403

Total current liabilities	13,960	11,142

Long-term liabilities
Long term debt, excluding current maturities	1,692	2,236
Employee severance benefits	157	246

Total long-term liabilities	1,849	2,482

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 6,610,107 as of December 31, 2011.	1,985	1,985
Additional paid-in capital	17,270	17,270
Cumulative foreign currency translation adjustments	2,408	2,036
Capital reserve	695	695
Accumulated deficit	(17,032)	(11,679)
Shareholders' equity	5,326	10,307
Non controlling interest	0	0
Total equity	5,326	10,307
Total liabilities and shareholders' equity	21,135	23,931

Eltek Ltd.
Proforma Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)
Excluding Kubatronik's operation in 2016

Non-GAAP EBITDA Reconciliations	Three months ended		six months ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016

GAAP net Income (loss)	(1,087)	327	(1,901)	(82)
Add back items:

Financial expenses (income), net	41	21	218	65
Income tax expense	27	25	50	48
Depreciation and amortization	436	436	840	840
Adjusted EBITDA	(583)	809	(794)	871

Eltek Ltd.
Consolidated Statement of Cash flow
(In thousands US$, except per share data)
Excluding Kubatronik's operation in 2016

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016

Cash flows from operating activities:
Net Income (loss)	(1,087)	213	(1,901)	(171)

Adjustments to reconcile net loss to net
cash flows provided by operating activities:
Depreciation and amortization	436	441	852	870
Capital lose on disposal of fixed assets, net	-		(13)	-
Revaluation of long term loans	-	7	(0)	14
Decrease (increase) in Deferred Tax	(12)	-	3	1
Impairment of goodwill	-	111	-	85
	424	559	842	971

Decrease (increase) in trade receivables	1,152	(38)	209	662
Decrease (increase) in other receivables and prepaid expenses	(122)	(4)	(64)	10
Decrease (increase) in inventories	(154)	(303)	6	(154)
Increase (decrease) in trade payables	(735)	(440)	(206)	(448)
Increase (decrease) in other liabilities and accrued expenses	7	(7)	(176)	(82)
Increase (decrease) in employee severance benefits, net	(1)	4	(2)	4
	147	(789)	(233)	(8)

Net cash provided by operating activities	(516)	(17)	(1,292)	792

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2016	2015

Cash flows from investing activities:
Owners investment
Purchase of fixed assets	(70)	(235)	(161)	(335)
Purchase of Intangible asset	-	-	-	-
Purchase of Intangible asset	-	(14)	-	(21)
Net cash used in investing activities	(70)	(249)	(161)	(356)

Cash flows from financing activities:
Increase (decrease) in short- term credit	(1,020)	577	(161)	91
Increase (decrease) in short- term shareholder loan	1,430	-	1,430	-
Repayment of long-term loans from bank	(207)	(175)	(407)	(330)
Proceeds from long-term loans	131	-	167	-
Repayment of credit from fixed asset payables	(24)	(100)	(129)	(324)
Net cash provided by (used in) financing activities	309	301	901	(564)

Effect of translation adjustments	316	(17)	111	21

Net increase (decrease) in cash and cash equivalents	(237)	18	(441)	(107)

Cash and cash equivalents at beginning of the period	1,029	872	1,234	998

Cash and cash equivalents at period end	792	891	792	891